UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Fathom Holdings Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

31189V 109
(CUSIP Number)

July 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	31189V 109

1	Names of Reporting Persons
Joshua Harley
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Source of Funds (See Instructions) PF, SC, OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
3,211,420
	8	Shared Voting Power
2,426,064
	9	Sole Dispositive Power
3,211,420
	10	Shared Dispositive Power
2,063,032
11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,637,484
12	Check box if the aggregate amount in row (11) excludes certain shares (See Instructions)
☐
13	Percent of class represented by amount in row (11)
38.4% (*)
14	Type of Reporting Person (See Instructions)
IN

* Based on 14,672,292 total shares of common stock outstanding as of May 10, 2021 as provided by the Company.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Voting Common Stock, no par value per share (each a “Share,” and collectively, the “Shares”) of Fathom Holdings Inc. (the “Issuer”). The Issuer’s principal executive office is located at 2000 Regency Parkway Drive, Suite 300, Cary, NC 27518.

Item 2.	Identity and Background

(a)       This Schedule 13D is being filed by Joshua Harley (the “Reporting Person”).

(b)       The business address of the Reporting Person is c/o Fathom Holdings Inc., 2000 Regency Park Drive, Suite 300, Cary, North Carolina 27518.

(c)       The Reporting Person is the Chief Executive Officer of the Issuer. The address of the Issuer is 2000 Regency Park Drive, Suite 300, Cary, North Carolina 27518.

(d) – (e) During the last five years, the Reporting Person has not: (i) been convicted in any criminal proceeding; or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Of the Shares, 3,201,862 owned directly by the Reporting Person were acquired by the Reporting Person with personal funds. The 9,558 restricted Shares owned directly by the Reporting Person were issued by the Issuer to the Reporting Person as compensation. The 726,064 Shares held in two trusts over which the Reporting Person has voting control were bona fide gifts to those trusts by the Reporting Person’s father-in-law (see Item 4).

Item 4.	Purpose of Transaction

The Reporting Person is a founder of the Issuer. Of the Shares, (i) the Reporting Person owns directly 3,211,420 Shares, including 9,558 Shares that are restricted and vest in full on March 4, 2024, (ii) 1,700,000 Shares are held in three trusts for which the Reporting Person serves as a trustee, (iii) 363,032 Shares are held in a trust for the Reporting Person’s wife in which the Reporting Person has voting control over such Shares, and (iv) 363,032 Shares are held in a trust for the brother-in-law of the Reporting Person in which the Reporting Person has voting control of such Shares. The Reporting Person has no dispositive power or pecuniary interest in the 363,032 Shares held in the trust for the brother-in-law of the Reporting Person.

Since the Issuer’s inception, the Reporting Person has acquired 3,211,420 Shares over time for investment. The 2,426,064 Shares held in the various trusts were acquired for investment purposes.

The Reporting Person is currently the Issuer’s Chief Executive Officer. Except for actions which may be proposed to the Issuer’s board of directors from time to time in the Reporting Person’s capacity as Chief Executive Officer of the Issuer, the Reporting Person has no present plans or proposals which would relate to or would result in the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer. However, the Reporting Person might in the future acquire additional securities of the Issuer or dispose of some or all of the Shares, depending upon market conditions and his own personal circumstances;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D and the first paragraph of Item 4 of this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Person has made the following transactions in the securities of the Issuer during the prior 60 days:

Between May 25 and July 21, 2021, the Reporting Person sold an aggregate of 58,288 shares (none of which are included in this Schedule 13D) pursuant to a Rule 10b5-1 sales plan adopted by the Reporting Person on May 17, 2021. The specific trades are as follows:

May 25, 2021: 3,498 shares with a weighted average price of $30.28, with prices ranging from $29.79 to $30.76.

May 25, 2021: 2,422 shares with a weighted average price of $31.20, with prices ranging from $20.79 to $31.74.

May 25, 2021: 151 shares at a price of $31.79.

May 26, 2021: 13,080 shares with a weighted average price of $31.16, with prices ranging from $30.70 to $31.56.

June 8, 2021: 5,922 shares with a weighted average price of $32.13, with prices ranging from $32.00 to $32.52.

June 9, 2021: 8,770 shares with a weighted average price of $32.51, with prices ranging from $32.00 to $32.85.

June 10, 2021: 3,927 shares with a weighted average price of $31.94, with prices ranging from $31.51 to $32.50.

June 10, 2021: 261 shares with a weighted average price of $32.52, with prices ranging from $32.51 to $32.75.

July 14, 2021: 3,733 shares with a weighted average price of $27.90, with prices ranging from $27.76 to $28.03.

July 15, 2021: 1,733 shares with a weighted average price of $26.46, with prices ranging from $26.01 to $27.00.

July 15, 2021: 200 shares with a weighted average price of $27.01, with prices ranging from $27.01 to $27.02.

July 16, 2021: 3,191 shares with a weighted average price of $26.15, with prices ranging from $26.01 to $26.48.

July 19, 2021: 2,460 shares with a weighted average price of $26.60, with prices ranging from $26.32 to $26.79.

July 20, 2021: 2,705 shares with a weighted average price of $27.13, with prices ranging from $26.51 to $27.45.

July 21, 2021: 3,911 shares with a weighted average price of $27.05, with prices ranging from $26.40 to $27.39.

July 21, 2021: 2,324 shares with a weighted average price of $27.66, with prices ranging from $27.40 to $28.08.

The Reporting Person undertakes to provide upon request by the Staff of the Securities and Exchange Commission full information regarding the number of shares sold at each separate price.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Underwritings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2021

/s/ Joshua Harley

Name: Joshua Harley